EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING

ULTRAPETROL (BAHAMAS) LIMITED

c/o H & J Corporate Services Ltd.

P.O. Box SS-19084

Ocean Centre, Montagu Foreshore, East Bay Street - Nassau, Bahamas

TIME & DATE:	10:00 a.m., Thursday, October 8, 2015.

PLACE:	H&J Corporate Services Limited, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas.

ITEMS OF BUSINESS:	To announce the results of the examination of proxies; declare a quorum present and proceed to business;
To receive and approve the audited financial statements and the report of the Auditors thereon;
To elect Directors for the ensuing year;
To consider and approve a standard resolution, ratifying and confirming all acts, transactions and proceedings of the Directors, Officers and Employees of the Company and indemnifying the Directors, Officers and Employees against all claims, actions and proceedings that may be brought against them as a result of any act performed or omitted by any of them, acting in their respective capacities as Directors, Officers and Employees of the Company;
To transact such other business as may properly come before the meeting and any adjournment thereof.

RECORD DATE:	Holders of 140,729,487 issued and fully paid common shares of the Company of record at the close of business on August 31, 2015 are entitled to vote at the meeting.

FINANCIAL STATEMENTS:	The Company's 2014 Annual Report filed by Form 20-F with the United States Securities and Exchange Commission on April 16, 2015 is enclosed as part of the proxy soliciting material.

PROXY VOTING:	It is important that your shares be represented and voted at the meeting. You can vote your shares by appearing in person or by completing and returning the proxy form enclosed in the envelope provided for that purpose. Proxies must be received at the office of H&J Corporate Services Limited, the Registered Agent, at least 24 hours prior to the meeting. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

By order of the Board of Directors:
September 16, 2015
Leonard J. Hoskinson, Secretary